"Exemption No. 82-3998"

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Reference:
Erik Thuestad, AVP Investor Relations, Tel: +47 22 54 44 25

Date: 25.11.2002

ORK – Trade in Elkem subject to notification

Orkla's Financial Investments area has on 22 November 2002 bought 21,200 shares in Elkem ASA at a price of NOK 175 per share. After this transaction Orkla including subsidiaries owns 19,195,330 Elkem shares, representing 39.0% of the share capital.

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"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

02 DEC -3 AM 8:30

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 22 November 2002

ORK – Election of Chairman of the Board of Directors

At a meeting in Orkla's Corporate Assembly yesterday Johan Fr. Odfjell was elected unanimously as a member of the Board of Directors and as Chairman.

The following persons are now on Orkla's Board of Directors:
Johan Fr. Odfjell
Kjell E. Almskog
Jonny Bengtsson
Svein S. Jacobsen
Anne Birgitte Lundholdt
Åse Aulie Michelet
Björn Savén
Arvid F. Strand
Stein Stugu
Christen Sveaas